EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio of earnings to fixed charges)

	Three Months Ended
	March 31,
	2010		2009
Earnings:
Income from continuing operations before income taxes and noncontrolling interest	$95.4		$176.8
Portion of rents representative of interest expense	1.0		1.8
Interest on indebtedness, including amortization of deferred loan costs	—		—
Amortization of capitalized interest	—		—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—		—

Earnings, as adjusted	$96.4		$178.6

Fixed Charges:
Portion of rents representative of interest expense	$1.0		$1.8
Interest on indebtedness, including amortization of deferred loan costs	—		—
Capitalized interest	23.0		12.6

Total fixed charges	$24.0		$14.4

Ratio of earnings to fixed charges	4.02	x	12.40	x